

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2009

C. Ramakrishnan
Chief Financial Officer
Tata Motors Limited
Bombay House
24, Homi Mody Street
Mumbai 400 001, India

      Re: Tata Motors Limited
             Form 20-F: For the fiscal year ended March 31, 2008
             Commission file number: 001-32294

Dear Mr. Ramakrishnan:

      We have completed our review of your Form 20-F and have no further comments at this time.

                            Sincerely,

                            Lyn Shenk
                            Branch Chief